82- SUBMISSIONS FACING SHEET

02028934

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME REPower Systems AG

*CURRENT ADDRESS Flughafenstrasse 54
22335 Hamburg
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED

FILE NO. 82- ~~5293~~ ? 34654

FISCAL YEAR P MAY 15 2002 THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5/1/02

82-34657

SUPPL

1.

Notification, dated March 28, 2002

Notification of March 28, 2002

REpower Systems AG Hamburg
Notification of the Allotment

The issue volume, including the greenshoe, consists of 2,300,000 shares. Only the retail investors were considered in the allotment who subscribed for their shares with the investment banks. The investors received their allotments as follows:

Subscription 50 - 99 Shares	Allotment 50 Shares
Subscription 100-249 Shares	Allotment 100 Shares
Subscription 250-399	Allotment 250 Shares
Subscription of 400 or more Shares	400 Shares, additionally 18 percent above the amount over 400 subscribed for

In total, 12.5 percent of the allotment went to retail investors, and 87.5 percent to institutional investors.

Hamburg, March 2002

The Management Board

2.

Press Release, dated March 28, 2002

citigroup

02 APR 25

REpower Systems

PRESS INFORMATION

Greenshoe option in REpower IPO fully exercised

Hamburg, March 28, 2002. Citigroup / Schroder Salomon Smith Barney, the lead manager of REpower Systems AG (WKN 617 703) fully exercised the greenshoe option of 300,000 shares. REpower, a technologically leading wind energy company, was floated on Frankfurt's Neuer Markt on March 26, 2002.

In the context of the IPO of Repower Systems AG, the syndicate lead-managed by Citigroup / Schroder Salomon Smith Barney placed 2.3 million shares. 2 million shares stem from a capital increase, while the 300,000 greenshoe shares come from a shareholder. The total issue thus had a volume of ? 94.3 million; the proceeds from the issue of the 2 million new shares amounted to ? 82 million. The post-greenshoe free-float is 42.6%.

At the offer price of ?41, the offer was more than 5 times oversubscribed. The first price fixed on March 26 was ? 42.

Pressekontakte:

REpower Systems AG
Manuela Scheferling/ Public Relations
phone: +49-40-53 93 07 17
fax: +49-40-53 93 07 77
E-mail: m.scheferling@repower.de

Haubrok Investor Relations GmbH
Bettina Linden
phone: +49-69-71 67 86 02
fax: +49-69-71 67 86 99
E-Mail: B.Linden@haubrok.de

Citigroup / Schroder Salomon Smith Barney
Jeremy Hughes/ Corporate Communications
phone: +44-20-7986-0168
E-mail: jeremy.hughes@ssmb.com

The information in this press release does not constitute a preliminary prospectus or a final prospectus for the Shares of the Company. The information in this press release does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the final prospectus of March 22, 2002, which was made public on March 25, 2002 and which is available from the Company located at Flughafenstrasse 54, 22335 Hamburg, as well as from Salomon Brothers AG, located at Reuterweg 16, 60323 Frankfurt."

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in REpower Systems AG (the "Shares") may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about REpower Systems AG and its management, as well as financial statements.
This communication is distributed by REPower Systems AG and approved only for the purposes of section 21 of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited which is regulated in the United Kingdom by the Financial Services Authority. Salomon Brothers International Limited is acting exclusively for REPower Systems AG in relation to the offer of shares and will not be responsible to anyone else for providing the protections afforded to its customers nor providing advice in relation to the proposed offer. Stabilisation/FSA.

3.

Press Release, dated March 26, 2002

Press Release of March 26, 2002

Not for release, publication or distribution, in whole or in part in or into the United States, Canada, Australia and Japan

Initial Price of REpower Shares at 42.00 Euro per Share

Hamburg. March 26, 2002. The initial trading price of the shares of REpower Systems AG, one of the leading technological companies in the area of wind energy, was set on the Frankfurt Neuer Markt at 42.00 Euro per share. The course was 2.4 percent above the issue price of 41 Euro.

In particular, institutional investors in Germany, Great Britain, Switzerland and outside of Europe showed significant interest. Eighty-seven and one half percent of the shares were issued to these investors. The remaining 12.5 percent of the shares, which came from 2 million shares from the capital increase of the Company, were issued to retail investors. The greenshoe consists of 300,000 shares from the shareholdings of an existing shareholder. Because the offering was five times oversubscribed, not all of the purchase orders could be completely filled.

The allocation to retail investors was as follows:

Smallest order volume	50
Order size 50-99	Allotment 50
Order size 100-249	Allotment 100
Order size 250-399	Allotment 250
More than 400	Allotment 400, additionally 18 percent above the number over 400.

"We are excited that we were the first company in such a long time to break the ice on the stock exchange. The offering, which was five times oversubscribed, mirrors the positive impression of the investors about the Company from the road show. The sucessful offering of REpower shows that there is always a market for quality," said Professor Dr. Fritz Vahrenholt, the chairman of the management board of REpower Systems AG, in the morning in Frankfurt.

The proceeds from the offering will be invested in the expansion of the Company. To this end, the Company is currently developing wind turbines in the multi-megawatt class. REpower is building on the success of the 1.5 megawatt MD70/77 turbine, which is one of the most successful models in its class. In addition, the Company intends to further expand internationally.

About REpower

REpower is active in the important market for the future of wind energy. The Company develops, licenses, produces and distributes wind turbines with a comprehensive after-sales service. REpower has a majority ownership in the project development company Denker &

Wulf AG. REpower offers an overall competence in the area of wind energy through its presence on the important parts of the value chain. With more than 270 workers and headquarters in Hamburg, the Company has experience from the preparation and installation of more than 650 wind turbines. The recognized technological quality of the wind turbines are planned in Rendsburg and prepared in the factories in Husum (Nordfriesland) and Trampe (Brandenburg). The internationally expanding Company has subsidiaries in, among others, Greece, France and Spain.

This document does not constitute a preliminary prospectus or a final prospectus for the Shares of the Company. This document does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the final prospectus of March 22, 2002, which was made public on March 25, 2002, and which is available from the Company located at Flughafenstrasse 54, 22335, Hamburg, as well as from Salomon Brothers AG, located at Reuterweg 16, 60323 Frankfurt.

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in REpower Systems AG (the „Shares") may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the „Securities Act") unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about REpower Systems AG and its management, as well as financial statements.

4.

Press Release, dated March 25, 2002

Press Release of March 25, 2002

Not for release, publication or distribution, in whole or in part in or into the United States, Canada, Australia and Japan

REpower Shares were issued at 41 Euro per Share
The issue was five times oversubscribed

Frankfurt/Hamburg. March 25, 2002. The issue price of the Shares of REpower Systems AG (Securities Identification Number (WKN) 607 703), one of the leading technological companies in the area of wind energy, was set at 41 Euro. The bookbuilding range was from 38 to 45 Euro. There was significant interest from institutional investors such that the shares, which were underwritten by Citigroup/Schroder Salomon Smith Barney, were five times oversubscribed. In particular, institutional investors in Germany, Great Britain, Switzerland and outside of Europe showed significant interest. Citigroup/Schroder Salomon Smith Barney was sole global coordinator and sole bookrunner and was supported by Commerzbank and Vereins- and Westbank as co-managers.

"The issue was oversubscribed even at a price of 45 Euro per share. We decided on an issue price of 41 Euro per share, however, because we wanted a large as possible spread of the shares," commented Jens-Peter Stöhr, chief financial officer of REpower Systems AG. REpower will use the proceeds from the offering to invest in future growth. To this end, the Company is developing two and three-megawatt wind turbines. The future flagship should be the five-megawatt turbine, which was conceived for use in the offshore area. In this regard, REpower intends to participate in strong expected growth in the area of offshore energy harnessing.

The Company will also continue to expand internationally. Even today some of the Company's subsidiaries and affiliated companies are successfully operating in foreign markets, including Greece, France and Spain. In addition, REpower's technology is being used by its competitors pursuant to license agreements through which the 1.5 megawatt turbine has been developed by the Company as one of the most successful turbines of its class.

REpower is the first company in eight months to have successfully listed on the Neuer Markt. "The growth course, the technological competence and the management convinced investors of the offering," stated a spokesperson from Schroder Salomon Smith Barney.

About REpower

REpower is active in the important market for the future of wind energy. The Company develops, licenses, produces and distributes wind turbines with a comprehensive after-sales service. REpower has a majority ownership in the project development company Denker & Wulf AG. REpower offers an overall competence in the area of wind energy through its presence on the important parts of the value chain. With more than 270 workers and headquarters in Hamburg, the Company has experience from the preparation and installation of more than 650 wind turbines. The recognized technological quality of the wind turbines are

planned in Rendsburg and prepared in the factories in Husum (Nordfriesland) and Trampe (Brandenburg). The internationally expanding Company has subsidiaries in, among others, Greece, France and Spain.

This document does not constitute a preliminary prospectus or a final prospectus for the Shares of the Company. This document does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the final prospectus of March 22, 2002, which was made public on March 25, 2002, and which is available from the Company located at Flughafenstrasse 54, 22335, Hamburg, as well as from Salomon Brothers AG, located at Reuterweg 16, 60323 Frankfurt.

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in REpower Systems AG (the „Shares") may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the „Securities Act") unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about REpower Systems AG and its management, as well as financial statements.

5.

Offering Memorandum, dated March 22, 2002

6.

Press Release, dated March 12, 2002

Press Release of March 12, 2002

REpower Systems AG Price Range 38 to 45 Euro
Subscription Period from March 12 to March 22, 2002

Frankfurt/Hamburg, March 12, 2002. The price range for the Shares was set between 38 and 45 Euro. Two million shares were offered (Securities Identification Number (WKN) 617 703), which came from a capital increase by the Company. In addition, 300,000 shares (Securities Identification Number (WKN) 546 323) from the shareholdings of an existing shareholder were made available to cover the over-allotment. The subscription period was from March 12 to March 22, 2002. It is expected that the shares of the Company will be traded on March 26, 2002. The sole global coordinator and sole bookrunner was Schroder Salomon Smith Barney. Other investment banks in the syndicate included Commerzbank Aktiengesellschaft and Vereins- and Westbank AG.

REpower had totaled revenues of 146.7 million Euro in fiscal year 2001. With the development, licensing, production and distribution of wind turbines, REpower is focused on the strategically important parts of the value chain. The resulting synergies lead to positive results. The operating results for last year were 18.4 million Euro.

REpower will use the proceeds of the offering to continue on its growth course of last year. In addition, the Company will focus on expanding internationally and developing the 5 megawatt turbine to be used in offshore wind parks.

The two million offered shares come from the capital increase by the Company so that the Company will receive up to 90 million Euro from the offering. After the offering, the share capital of the Company will consist of 5,401,198 Euro. If the over-allotment option is fully exercised, which consists of the 300,000 shares from the shareholdings of an existing shareholder, the free float will be 42.6 percent. In addition to the six-month lock-up period prescribed by the Neuer Markt, there is an additional six-month lock-up period. During this time period, the shares can only be distributed or sold with the consent of Schroder Salomon Smith Barney, which shall not be unreasonably withheld.

The subscription period is between March 12 and March 22, 2002 unless the shares are traded earlier. The trading of the shares of the Company is expected to occur on March 26, 2002.

"REpower will use the proceeds of the offering to expand its successful technological platform, securing additional sites in foreign markets, as well as the investment in the development of offshore technology," commented Professor Dr. Fritz Vahrenholt, the chairman of the management board of the Company.

About REpower

REpower is active in the important market for the future of wind energy. The Company develops, licenses, produces and distributes wind turbines with a comprehensive after-sales service. REpower has a majority ownership in the project development company Denker &

Wulf AG. REpower offers an overall competence in the area of wind energy through its presence on the important parts of the value chain. With more than 270 workers and headquarters in Hamburg, the Company has experience from the preparation and installation of more than 650 wind turbines. The recognized technological quality of the wind turbines are planned in Rendsburg and prepared in the factories in Husum (Nordfriesland) and Trampe (Brandenburg). The internationally expanding Company has subsidiaries in, among others, Greece, France and Spain.

This document does not constitute a preliminary prospectus or a final prospectus for the Shares of the Company. This document does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the preliminary prospectus, which should be made public on March 11, 2002, and which will be available from the Company located at Flughafenstrasse 54, 22335, Hamburg, as well as from Salomon Brothers AG, located at Reuterweg 16, 60323 Frankfurt.

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in REpower Systems AG (the „Shares") may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the „Securities Act") unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about REpower Systems AG and its management, as well as financial statements.

7.

Press Release, dated March 7, 2002

Press Release of March 7, 2002

REpower lists on the Neuer Markt
Subscription Period from March 12 to March 22, 2002

Hamburg, March 7, 2002. REpower Systems AG, one of the leading companies in the area of wind energy, intends to list on the Neuer Markt with Schroder Salomon Smith Barney as the sole global coordinator and sole bookrunner. Other members of the syndicate include Commerzbank and Vereins- and Westbank. The subscription period runs from March 12 to March 22, with the first day of trading planned for March 26.

With REpower, a strongly growing company in the area of wind energy is listing on the stock exchange. REpower has experience from the installation of more than 650 wind turbines. REpower has above all a strong technological basis in multi-megawatt turbines. The 1.5 megawatt turbine MD 70/77 model has in only two years since its introduction, including licenses given to producers using these wind turbine models, accounted for almost a 10 percent market share of the world market in its class.

REpower also intends to play an important role in the next generation of multi-megawatt turbines. There is currently a 5 megawatt turbine in the development phase. We intend to introduce this model as a prototype in 2004 and to integrate it with our planned offshore wind parks in 2005.

But REpower is more. With the development, licensing, production and distribution of wind turbines, REpower is focused on those strategically important parts of the value chain. The result is significant synergies between various business areas, which not only positively affect product quality, but also have a positive effect on profitability.

The Company also has access to know-how in the project development of complete wind parks through its majority ownership of Denker & Wulf AG. In this regard, REpower has an important sales channel through Denker & Wulf AG, which also ensures planning security for revenues and earnings.

REpower is already present in foreign markets and is expanding internationally. It already has subsidiaries and affiliated companies in Greece, France and Spain. In addition, it has various cooperative and license agreements with international partners, including the Japanese machine manufacturing company MEIDENSHA Corp. and the Spanish company GAMESA, the second largest wind turbine producer in the world.

About REpower

REpower is active in the important market for the future of wind energy. The Company develops, licenses, produces and distributes wind turbines with a comprehensive after-sales service. REpower has a majority ownership in the project development company Denker & Wulf AG. REpower offers an overall competence in the area of wind energy through its presence on the important parts of the value chain. With more than 270 workers and

headquarters in Hamburg, the Company has experience from the preparation and installation of more than 650 wind turbines. The recognized technological quality of the wind turbines are planned in Rendsburg and prepared in the factories in Husum (Nordfriesland) and Trampe (Brandenburg). The internationally expanding Company has subsidiaries in, among others, Greece, France and Spain.

This document does not constitute a preliminary prospectus or a final prospectus for the Shares of the Company. This document does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the preliminary prospectus, which should be made public on March 11, 2002, and which will be available from the Company located at Flughafenstrasse 54, 22335, Hamburg, as well as from Salomon Brothers AG, located at Reuterweg 16, 60323 Frankfurt.

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in REpower Systems AG (the „Shares") may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the „Securities Act") unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about REpower Systems AG and its management, as well as financial statements.

8.

Press Release, dated March 1, 2002

Press release of March 1, 2002

REpower CEO, Professor Dr. Fritz Vahrenholt, was elected as a permanent member to the Senate Committee of the Helmholtz community

Hamburg, March 1, 2002. Professor Dr. Fritz Vahrenholt, chairman of the management board of REpower Systems AG, was elected as a permanent member to the Senate Committee of the Helmholtz community. It is the community's responsibility to distribute a total of EUR 1.5 billion in research funds annually.

The Helmholtz community, which consists of 15 German research centers, including the German Center for Air and Space as well as research centers in Karlsruhe and Jülich, elected the chairman of the management board of REpower Systems AG, Professor Dr. Fritz Vahrenholt, as a permanent member of the Senate Committee. He will represent the research area "Energy."

"In the area of Energy we are committed to provide a long-term energy supply relying on the sound use of environment and resources in order to establish a basis for economic growth and prosperity. We believe Professor Dr. Vahrenholt is the right person for the job", emphasizes Professor Dr. Walter Kröll who was elected president and head of committee.

Professor Dr. Fritz Vahrenholt served as CEO on Deutsche Shell AG's management board before he was appointed CEO of REpower where he was - among other duties - responsible for the areas "Chemistry," "Regenerative Energies" and "Electric Power Supply." Due to his deep knowledge of the trade and various important business relations, which is mainly but not entirely attributable to his term as Environment Minister in Hamburg, he enjoys an excellent reputation.

Apart from being a member of Thyssen Krupp's supervisory board, Mr. Vahrenholt holds various positions on political and scientific bodies, including as CEO of the "Forum for Future Energy in Berlin" and member of the "Counsel for Sustainable Development for the German Chancellor."

Helmholtz community's annual budget totals over EUR 1.5 billion. The distribution of those funds is going to be subject to large-scale reforms to convert the formerly institutional-oriented to a program-oriented distribution.

The Senate Committee of Helmholtz community is responsible for the distribution of the funds. Other than Dr. Vahrenholt, the community appointed several other people to the Senate Committee, including Dr. Horst Friedrich, Head of Material Reasearch & Car Design at Volkswagen AG, who is going to be responsible for the area of "Key Technology," and Professor Enric Banda, secretary general of the European Science Foundation, who is going to be responsible for the area of "Earth & Environment."

About the Helmholtz community

Established in 1958, the first research centers developed into a high-performance community. The "Consortium of Research Centers" (*"Arbeitsgemeinschaft der Großforschungseinrichtungen"* (*"AGF"*)) was founded in 1970; 3 new members, formerly of the German Democratic Republic, joined the AGF in 1992; the name change from AGF to "Hermann-von-Helmholtz-Gemeinschaft Deutscher Forschungszentren" ("HGF") became effective in 1995. Finally, the members of HGF founded "Helmholtz Gemeinschaft e.V." on September 12, 2001, making an important step towards competitive and thematically-oriented financing (Federal: 90%, State: 10%).

Helmholtz centers work on issues of high national importance — Health, Earth and Environment, Energy, Space and Traffic, Nuclear Physics and Key Technology — resulting in 500 patents per year. Helmholtz centers host approximately 7000 scientists on a temporary basis because of their excellent infrastructure and consummate working conditions.

9.

Press Release, dated February 26, 2002

Press release of February 26, 2002

REpower enters Japanese market

Distribution Agreement with Meidensha Corporation Concluded

Hamburg, February 26, 2002. REpower Systems AG, one of the leading companies in the wind energy industry, entered into a distribution agreement with the Japan-based Meidensha Corporation ("Meiden") today. As an authorized dealer, Meiden will first try to open up the Japanese market. In the medium run, REpower will distribute its licenses in the Japanese market itself.

Acting as an authorized dealer in Japan, Meiden will not only offer the 48/750 turbine with a capacity of 750 megawatts but also REpower's "flagship" MD 70/77 with a capacity of 1500 megawatts. The wind turbines will be manufactured in Germany and exported to Japan. To increase profitability, REpower also plans to work through Meiden to distribute its licenses in the Japanese market and facilitate local assembly if the launching of its products proves to be successful in Japan (> 14 wind turbines).

The co-operation with Meiden will allow REpower to more easily enter the Japanese market. Meiden, a company quoted on the Tokyo Stock Exchange, is one of the leading companies in the electro-mechanical engineering industry in Japan, with a turnover of approximately EUR 1.8 billion in fiscal year 2001 and more than 8000 employees. Apart from its excellent expertise in the electro-mechanical engineering industry, the Company possesses long-term business relations with relevant Japanese companies in the energy industry and, thus, has excellent market access.

Professor Dr. Fritz Vahrenholt, chairman of the management board of REpower Systems AG comments: "In Meiden we have found a strong partner which enables us to enter one of the most promising Asian markets, Japan. Melding REpower's technological power with Meiden's long tradition in Japan for over 100 years will lead to a very successful co-operation in the future."

Toru Nakamura, Senior Managing Director at Meiden, emphasizes the significance of this agreement: "We have great expectations concerning our co-operation with REpower. Meiden places a high significance on renewable resources, especially in the wind energy sector of the industry in light of its expected market growth."

The Japanese wind energy market is only at an early stage of development. However, the government's recent decree regarding the installation of wind energy power of 3000 megawatts by 2010 leads to the assumption that the Japanese wind energy market is going to grow rapidly in the future. By issuing this decree, the Japanese government emphasizes the importance of renewable resources and tries to meet the conditions set forth in the Kyoto Protocol regarding the reduction of carbondioxyde emissions.

About Meidensha Corporation

Meidensha, a blue chip company in the Japanese electro-mechanical engineering industry, was founded in 1897 by Hosui Shigemune, a producer of electronic engines. In fiscal year 2001, the company, which has over 8,000 employees, generated a turnover of approximately EUR 1.8 billion. The company possesses excellent technological competence and is one of the main suppliers of key technology in various fields. The company concentrates on four main areas of research: Energy, Environment, IT and Industry Systems.

Meidensha's CEO is Mr. Shigeo Seko.

10.

Press Release, dated January 31, 2002

Press release of January 31, 2002

REpower receives bulk order in Spain

12 wind energy turbines to be installed

Hamburg, January 31, 2002. Jacobs Energía, a wholly-owned subsidiary of REpower Systems AG, entered into a delivery agreement with the Spanish project developer GEA (Generaciones Eléctricas Alternativas) resulting in a turnkey delivery of 12 wind turbines with a capacity of 1.5 megawatts each (18 megawatts in total). The wind parks are going to be installed in the Spanish region of Castilla la Mancha.

GEA opted for REpower's "flagship" MD 70/77 model because of its high quality and its excellent price/performance ratio. The installation costs amount to approximately EUR 15 million.

The three wind parks that are going to be installed in the region of Castilla la Mancha which belong to the group of wind parks that - due to a decision regarding energy feed-in in the province of Toledo - receive special treatment, i.e., for example, accelerated building permits.

Apart from the 12 wind turbines, the REpower subsidiary provides low voltage infrastructure and received an order to carry out all necessary constructions.

Having been a subsidiary of the former "Jacobs Energiesysteme GmbH," Jacobs Energía now belongs to REpower Systems AG and offers its complete product range, including customer service in Spain. The company plans to carry out various other projects in Spain, e.g. the installation of wind parks in the region of Aragón, Galicia and Castilia. In co-operation with other companies, Jacob's Energía also plans to install wind parks in Portugal, in the south of Spain and the Baleares.

The order is said to have a deep impact on this new Spanish industry. Due to its leading MD 70/77 technology, REpower Systems AG holds a strong position within the South European area.

About GEA

GEA, a local project developer of the Spanish region La Mancha, works on 13 different projects at the plateau south-west of Madrid, the majority of which have already been authorized by state and local authorities.

The approval of the first three wind parks proves the success of GEA's dynamic team.

11.

Press Release, dated January 22, 2002

Press release of January 22, 2002

REpower emphasizes need to internationalize the wind energy sector at VDMA press conference

Hamburg, January 22, 2002. On the occasion of the announcement of current key data at the VDMA (Association of German Machine and Turbine Construction) press conference today, Professor Dr. Fritz Vahrenholt, CEO of REpower Systems AG, took the opportunity to emphasize the importance of exports for the German wind energy industry. With subsidiaries in Greece, France and Spain as well as various international license agreements, REpower is ambitiously heading towards internationalization.

On the occasion of the VDMA press conference, Professor Dr. Fritz Vahrenholt explained REpower's reasons for expanding into foreign markets: "In fiscal year 2001, which turned out to be a very successful year for REpower, we installed wind energy power with a capacity of approximately 2,659 megawatts. Due to the lack of onshore plants, we will not be able to maintain such high business volumes for longer than 3 years. Suitable sites on land are becoming even more difficult to find.

Experts believe that approximately 7% of the German energy supply is going to be covered by the wind energy industry by 2005. Having provided more than 35,000 new jobs since its creation, the German wind industry will be subject to radical reorientation in the years to come in order to secure further growth. In Germany, a large potential is created by installing huge wind parks of the multi-megawatt class to re-equip small old plants. This process is called "Re-powering".

Further growth is expected to result from offshore wind parks. The increasing use of wind energy in foreign countries will significantly encourage producers to export their wind energy parks."

REpower's strategy is to open up new markets according to their respective requirements and is based on three important points: Local customer service, joint ventures and license agreements. All of the above mentioned facts helped REpower to gain a strong position in the wind energy market.

The entry into the Greek market was realized through the foundation of a majority shareholding. REpower also has a wholly-owned subsidiary in Spain. The Company attends to its French customers by means of the recently founded joint venture "Les Vents de France" which manufactures the Company's current "flagship" MD 70/77 with a capacity of 1.5 kilowatts.

REpower also entered into license agreements with various companies to expand into foreign markets, including the world's second-largest producer, GAMESA, which assembles REpower's MD 70 under international license.

12.

Press Release, dated December 14, 2001

Press release of December 14, 2001

REpower expands into French markets

Joint venture with Turbowind S.A. established

Hamburg, December 14, 2001. REpower Systems AG, a full-service wind energy producer, has sucessfully launched its products in France. The joint venture "Les Vents de France S.A." ("LVDF") was founded in co-operation with the Belgian company Turbowinds S.A.

Wind turbines for the French market will be manufactured by REpower at their local assembly sites in Husum and Trampe until the last quarter of 2002, when "Les Vents de France" will take over the production of these turbines.

Professor Dr. Fritz Vahrenholt, chairman of the management board of REpower Systems AG, comments: "France is rapidly becoming one of the most important wind energy markets in Europe. Therefore, we plan to produce our recognized and flexible 1.5 kilowatt turbine in this area."

"In REpower Systems AG we have found the ideal partner to successfully open up the French market", says Jean Pierre Dutry, member of the management board of the Belgian company Turbowinds S.A.

So far, the wind energy industry has only turned little attention to the French wind energy market. However, experts assume that the French growth potential is going to resemble that of Germany and Spain. With an annual production of 200 megawatts, the joint venture LVDF is expected to become France's most important wind energy producer. The Company anticipates a capacity of 750 megawatts to be installed during the next 5 years.

LVDF has already received inquiries for ninety MD 70 and MD 77 wind turbines as of today with a total capacity of 135 megawatts. The Company is going to manufacture the turbines developed by REpower with a capacity of 1.5 kilowatt each and with a rotor blade diameter of 70m or 77m, respectively. Assuming an average wind speed of approximately 7 meters per second, a wind turbine of the above mentioned type will generate approximately 4 million megawatts per year, representing the annual power consumption of approximately 2000 households.

Professor Dr. Fritz Vahrenholt was elected president and Jean Pierre Dutry is going to hold the office of managing director. A management board will be established at the Company's headquarters.

About Turbowinds

The Belgian company Turbowinds mainly concentrates on the production, assembly and installation of wind turbines. Since its foundation in 1985, Turbowinds' engineers have not only concentrated on the research and development of various types of wind turbines but also on the installation of appropriate software to facilitate control and maintenance of the turbines

from any computer terminal in the world. Turbowinds has already been involved in various installations of wind turbines in Belgium, including wind parks in Zeebrügge, Bruges, Anvers, Hasselt and the first Belgian wind park in Wallonia, Perwez. On an international basis Turbowinds participated in the installation of 550 wind parks so far: Japan, Australia, China, India, Europe and the USA.

13.

Press Release, dated December 4, 2001

Press release of December 4, 2001

REpower cooperates with Spanish company GAMESA

World's second-largest wind turbine producer becomes licensee of REpower's 1.5 megawatt turbine

Hamburg, December 4, 2001. REpower Systems AG, a full-service wind energy producer, entered into a license agreement with the Spanish GAMESA-GROUP regarding the production of REpower's 1.5 megawatt windturbine MD 70.

After the expiration/cancellation of its license agreement with the Danish company "VESTAS," which has been the leader on the world wind energy market for several years, GAMESA was looking for a new co-operation partner.

A member of REpower's management board, Matthias Schubert, who is responsible for licensing, comments on the co-operation with GAMESA: "We are proud of the fact that GAMESA decided to cooperate with REpower in the multi-megawatt class. We will adjust our turbines to meet GAMESA's specific conditions. The co-operation with GAMESA is only the beginning of a close collaboration between both companies, especially in the areas of purchase and delivery of components, but also in the area of research and development."

REpower Systems AG, which is represented in Spain by its wholly-owned subsidiary Jacobs Energía, is going to strengthen its position within the growing wind energy market through its technology. "From the very beginning, our strategy has always been to open foreign markets through co-operation with local companies. The close collaboration with GAMESA is a proof of our technology's high acceptance in the Spanish market", says Mathias Thamhain, CEO of the Spanish subsidiary based in La Coruña, Galicia.

This additional license agreement is further proof of REpower's strong position as a leading company in the megawatt class. In 2001, REpower's turbine MD 70 experienced huge success on the German market. In collaboration with its German licensee Südwind and its subsidiaries Nordex AG and Fuhrländer, REpower installed more than 200 wind turbines of this type.

According to REpower's expectations, the market share of the so-called "megawatt-plus-class" for fiscal year 2001 is going to total approximately 20%. Consequently, REpower and its subsidiaries hold the third rank of the megawatt-plus segment of the wind energy market. Mr. Schubert comments: "Our 1.5 megawatt turbine has found great acceptance on the German market. Due to our license agreements and close collaboration with various companies, we will be able to rapidly expand into foreign markets."

About GAMESA

GAMESA Eólica belongs to a group of worldwide leading wind turbine producers. In 2000, 64.9% of the turbines in Spain were installed by GAMESA. In the past year the Company ranked second on the list of all wind turbine producers worldwide. The annual production capacity totals up to 1,600 wind turbines.

14.

Press Release, dated November 13, 2001

Press release of November 13, 2001

REpower receives bulk order from PROKON

Transactions expected to amount to approximately 87 million German marks

Hamburg, November 13, 2001. The Hamburg-based wind energy supplier REpower Systems AG received a bulk order from PROKON Energiesysteme GmbH for 33 wind turbines of the MD 70/77 model with a capacity of 1.5 megawatt each and an aggregate capacity of 49.5 megawatts.

The installation of the turbines is expected to commence in Brandenburg and Sachsen-Anhalt in 2002. PROKON, the leading German project developer, opted for REpower's "flagship" MD 70/77 because of its convincing technology and its excellent price/performance ratio.

The 33 wind turbines are going to generate "clean" energy supply in the aggregate amount of nearly 100 kilowatt-hours, respresenting the annual consumption of approximately 28,000 four-person households.

15.

Press Release, dated November 6, 2001

Press release of November 6, 2001

REpower expands into Greek markets

Hamburg, November 6, 2001. The Hamburg-based wind energy producer REpower Systems AG is going to install six additional wind parks in the Northern region of Greece - Ebrou, Rodobi, Drama, Zerres and Kilkis. The Greek Regulatory Authority for Energy ("RAE") has already authorized the installation of the wind parks with up to 14 turbines each and an aggregate capacity of 43.5 megawatts. REpower's Greek subsidiaries will start manufacturing 58 wind turbines with a capacity of 750 kilowatt each in the beginning of spring 2002. Transactions will total over EUR 35 million.

REpower's Greek subsidiaries concentrate on the development and location policy of the local wind parks. With an expected capacity of nearly 400 megawatts for the year 2001, REpower considers the Greek wind energy market to be an important growth market. Professor Dr. Fritz Vahrenholt emphasizes: "By means of this bulk order, REpower has managed to obtain a strong position in the rapidly growing Greek wind energy market. With an average annual growth of over 100%, this region has been the world's fastest growing area from 1997 to 2000."

REpower is going to install its 48/750 turbine, one of the four wind turbines with a capacity between 600 - 1500 kilowatt currently being produced by REpower. Some of the model's most important features are its efficiency and highly reliable technology and its ability to stand the test on various international markets. All of the 58 turbines are going to be manufactured in Husum and Trampe (Brandenburg).

16.

Press Release, dated September 20, 2001

Press release of September 20, 2001

Windtech Husum: WINKRA-ENERGIE and REpower Systems AG enter into framework contract regarding the planned offshore wind park "Nordsee-Ost"

Hamburg, September 20, 2001. In the presence of the Minister of Finance and Energy of Schleswig-Holstein, REpower Systems AG's chairman of the management board, Professor Dr. Fritz Vahrenholt, and WINKRA-ENERGIE GmbH's managing director, Mr. Carstensen, signed a framework agreement and agreed to collaborate on the offshore wind park "Nordsee-Ost."

The first phase of the construction, which REpower hopes to complete by winter 2006, will comprise the installation of 96 wind turbines with a capacity of 5 megawatts each. The Company plans to install 140 additional turbines during the second phase of the construction. The Husum-based wind energy producer REpower Systems AG is going to complete a pilot installation by 2003 which will be subject to permanent onshore tests.

Minister of Energy Mr. Claus Möller comments: "This is an important step for offshore technology progress. Having supervised the development for years, the state government is pleased to have found a producer in Schleswig-Holstein who is willing to take over the development of a 5 megawatts offshore wind park. In Schleswig-Holstein, we are, consequent-ly, very close to reaching our goal to supply 50% of the power consumption by means of wind energy by 2010."

Mr. Carstensen of WINKRA-ENERGIE comments: "We are pleased to collaborate with a reliable partner who is able to take an offshore wind park of the 5 megawatts class to serial production and to simultaneously make use of Husum's logistic advantages."

Professor Dr. Fritz Vahrenholt of REpower comments: "REpower concentrates all available energy to develop the wind park. By entering into the framework contract with WINKRA-ENERGIE, we made an important step towards the realisation of the 5 megawatts wind park which is going to be the largest offshore wind park by 2005 worldwide."

17.

Press Release, dated September 19, 2001

Press release of September 19, 2001

Wind parks "Made in Schleswig-Holstein" to be exported to Sardinia

September 19, 2001. Windtech Husum: GEO, Gesellschaft für Energie und Oekologie mbH and REpower Systems AG entered into a framework contract regarding the installation of two wind parks with an aggregate capacity of 100 megawatts. In the course of a press conference held at the Windtech Husum fair on September 19, 2001, the companies introduced their projects, which have already obtained preliminary building permits, to the public.

State secretary Wilfried Voigt emphasized the impact the co-operation will have on the region's technology transfer and European collaboration.

Husum's mayor, Mrs. Ursula Belker, especially embraced the exchange between Husum, to which she referred as the "capital of wind," and its Sardinian twin regions, Budduso and Ala dei Sardei.

Budduso's mayor, Mr. Giovanni Satta, and his colleague from Ala dei Sardei, Mr. Francesco Pitzalis, took the opportunity to thank everybody for their support and hospitality. According to them, collaboration in the area of regenerative energy power in general and wind energy in particular is going to contribute to the intercultural exchange. In the course of the realisation of the planned wind park projects, Husum and its Italian twin cities also strive to improve their cultural exchange.

Sardinia offers favorable conditions in terms of wind energy because of its high and rather constant wind speed. Due to the already existing hydroelectric power plants, wind and water energy may also be combined in the future to ensure a self-sufficient power supply in Sardinia.

About REpower

REpower Systems AG specializes in the development, licensing, production, distribution and project planning of wind turbines; its services also include extensive after-sale service. The Hamburg-based company, thus, concentrates on those parts of the value-added chain that not only generate profits but also facilitate additional synergy effects.

REpower holds approximately 84% in Projektierungs- und Betriebsgesellschaft für Windenergieanlagen Denker & Wulf AG and can revert to its experience regarding the installation of more than 650 wind parks worldwide. The technologically-strong turbines of excellent quality are developed in Rendsburg and are manufactured at the Husum- and Trampe-based plants. REpower currently has 260 employees and has subsidiaries in Greece, France and Spain.

18.

Press Release, dated May 2, 2001

Press Release of May 2, 2001

Regenerable Energies
New Player in the International Market
Three Companies Combine Their Strengths – REpower Systems AG

Three medium-sized companies, which work on the development and use of renewable energies, have merged to create a new company. The company, which has its headquarters in Hamburg, is called REpower Systems AG and results from the merger of wind turbine producers Jacobs Energie GmbH, Husum and BWU-Brandenburgische Wind- and Umwelttechnologien GmbH, Trampe as well as the engineering company pro + pro Energiesysteme GmbH & Co. KG, Rendsburg.

The strategic direction of REpower Systems AG points to the European market as a result of the potential of the international market. The Company has gained access to these markets by establishing subsidiaries in foreign markets and by licensing its wind energy technology to other companies. Professor Dr. Fritz Vahrenholt, the chairman of the management board of REpower Systems AG commented on the merger as follows: "As one of the leading technological wind energy companies, we are in a position to enter into competition in international markets. In numerous countries such as Spain, Greece, Japan, China and even France we have significant chances because we occupy a top position for technology for large wind turbines. It is expected in 2001 that about 20 percent of the 1.5 megawatt turbines in Germany will come from REpower Systems AG either directly or through one of our licenses."

A further strength of REpower Systems AG is the continuing further development of wind turbines, including offshore technology. In a few years, there will be wind parks with a power rating of 1000 megawatts – comparable with large power stations. Then every single wind turbine will have a performance of 5 megawatts – doubtlessly a quantum leap for wind energy technology. Vahrenholt commented: "We are entering new territory with the 5 megawatt offshore wind turbine. The prototype turbine will be ready by the end of 2002, the first offshore wind park will be built by 2005."

REpower Systems AG utilizes its primary competence on the entire value chain and is thereby able to differentiate itself from a number of other companies in the wind energy market. Beginning with the development and construction to the building, project development and operation of wind turbines to after-sales service, the synergies will optimally create higher profits.

Dr. Klaus Detlef Wulf, co-founder and managing partner of REpower Systems AG comments on the goals of the Company: "We would like to build REpower worldwide into a brand name in the sector of regenerative energies. I estimate an annual growth rate of at least 20 percent. I base that statement on the competence and motivation of our 200 workers. Through their creativity, dynamic, responsibility and willingness to perform as well as their collective years of experience in the field of wind energy, we have fulfilled the basic requirements to

attain an important competitive advantage in the market. The fact that we have been able to attract experienced managers from Shell will certainly help us in international markets."

In addition to its involvement in the wind energy sector, REpower Systems AG is also working more closely with the production of energy from biogas – a prototype turbine with a power rating of 0.6 megawatts is already in St. Michaelsdünn – as well as geothermics. The plans for REpower Geothermie for a power station of 1 megawatt have already been devised.